Pricing supplement No. 469J
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement J dated June 27, 2008*

**Registration Statement No. 333-137902
Dated August 26, 2008; Rule 424(b)(2)**

Deutsche Bank

Deutsche Bank AG, London Branch
$2,870,000
Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due February 26, 2010

General
- Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due February 26, 2010 (the "**Securities**") are designed for investors who seek a capped return at maturity linked to the performance of a weighted basket of equity indices. Investors should be willing to forgo coupon and dividend payments and should be prepared to lose up to 85% of their initial investment.
- Senior unsecured obligations of Deutsche Bank AG due February 26, 2010.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The Securities priced on August 26, 2008 and are expected to settle three business days later on August 29, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA− to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†
Issue Price:	100% of the face amount.
Basket:	The Securities are linked to a basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE® Index (each, a "**Basket Index**" and, collectively, the "**Basket Indices**").

Basket Indices:

Basket Index	Index Weighting	Initial Index Level
S&P 500® Index	33.3%	1,271.51
Russell 2000® Index	33.3%	723.51
MSCI EAFE® Index	33.4%	1,774.49

Payment at Maturity: The payment you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level, the Participation Rate, Basket Return Cap, Maximum Return, and the Buffer Level.

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount that provides you with a return on your investment equal to the Basket Return, subject to a Basket Return Cap, *multiplied by* the Participation Rate, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 face amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Participation Rate})$$

- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of your Securities.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, **you will lose 1% of the face amount of your Securities for every 1% that the Basket declines beyond the Buffer Level.** Accordingly, in this case, if the Basket Return is less than -15%, your payment at maturity per $1,000 face amount of your Securities will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + \text{Buffer Level})]$$

If the Basket Return is lower than -15%, you will lose a portion of your investment. You could lose up to $850 per $1,000 face amount of Securities.

Participation Rate:	100% upside participation.
Basket Return Cap:	19.0%
Buffer Level:	15%
Maximum Return:	19.0% of the $1,000 face amount
Basket Return:	Subject to the Basket Return Cap, the Basket Return will be equal to:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level:	100
Final Basket Level:	The Basket closing level will be calculated as follows:

100 × [1 + (S&P 500 Return x 33.3%) + (Russell 2000 Return x 33.3%) + (MSCI EAFE Return x 33.4%)]

The "**S&P 500 Return**," the "**Russell 2000 Return**" and the "**MSCI EAFE Return**" are each the performance of the respective Basket Index, expressed as a percentage, from the respective Initial Index Level to the respective index closing level on the Final Valuation Date.

Trade Date:	August 26, 2008
Final Valuation Date:	February 23, 2010, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	February 26, 2010, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
CUSIP:	2515A0 QM 8
ISIN:	US2515A0QM89

† A credit rating is not a recommendation to buy, sell or hold Securities, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

Investing in the Securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$2,870,000.00	$0.00	$2,870,000.00

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,870,000.00	$112.79

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement J dated June 27, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement J dated June 27, 2008:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.**

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Basket from -100.00% to +100.00% and uses a Participation Rate of 100.00%, a Basket Return Cap of 19.0% and a Maximum Return of 19.0%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity ($)	Return on Security (%)
200.00	19.00%	1,190.00	19.00%
175.00	19.00%	1,190.00	19.00%
150.00	19.00%	1,190.00	19.00%
125.00	19.00%	1,190.00	19.00%
120.00	19.00%	1,190.00	19.00%
119.00	19.00%	1,190.00	19.00%
105.00	5.00%	1,050.00	5.00%
102.00	2.00%	1,020.00	2.00%
101.00	1.00%	1,010.00	1.00%
100.00	0.00%	1,000.00	0.00%
99.00	-1.00%	1,000.00	0.00%
98.00	-2.00%	1,000.00	0.00%
90.00	-10.00%	1,000.00	0.00%
85.00	-15.00%	1,000.00	0.00%
80.00	-20.00%	950.00	-5.00%
75.00	-25.00%	900.00	-10.00%
50.00	-50.00%	650.00	-35.00%
25.00	-75.00%	400.00	-60.00%
0.00	-100.00%	150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Final Basket Level is equal to 105.** Because the Final Basket Level is greater than the Initial Basket Level and the difference between the Initial Basket Level and the Final Basket Level is less than the Basket Return Cap, the investor receives a payment at maturity of $1,050 per $1,000 Security face amount calculated as follows:

Payment at maturity = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return
= $1,000 + ($1,000 x 5.00% x 100.00%) = $1,050.00

Example 2: The Final Basket Level is equal to 150. Because the Final Basket Level is greater than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level is greater than the Basket Return Cap of 19.00%, the investor receives a payment at maturity of $1,190 per $1,000 Security face amount, the maximum payment on the securities.

Payment at maturity = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return
= $1,000 + ($1,000 x 19.00% x 100.00%) = $1,190.00

Example 3: The Final Basket Level is equal to 90. Because the Final Basket Level is less than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level does not exceed the Buffer Level of 15.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 Security face amount.

$$\text{Payment at maturity per \$1,000 Security face amount} = \$1,000.00$$

Example 4: The Final Basket Level is equal to 50. Because the Final Basket Level is less than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level exceeds the Buffer Level of 15.00%, the investor will receive a payment at maturity of $650 per $1,000 Security face amount calculated as follows:

$$\text{Payment at maturity} = \$1,000 + (\$1,000 \times (\text{Basket Return} + \text{Buffer Level}))$$
$$= \$1,000 + (\$1,000 \times (-50.00\% + 15.00\%)) = \$650$$

Example 5: The Final Basket Level is equal to 0. Because the Final Basket Level is equal to zero and because the difference between the Initial Basket Level and the Final Basket Level exceeds the Buffer Level of 15.00%, the investor will receive a payment at maturity of $100 per $1,000 Security face amount calculated as follows:

$$\text{Payment at maturity} = \$1,000 + (\$1,000 \times (\text{Basket Return} + \text{Buffer Level}))$$
$$= \$1,000 + (\$1,000 \times (-100.00\% + 15.00\%)) = \$150$$

What is the Payment at Maturity on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrates the hypothetical payment at maturity per $1,000 Security face amount for three hypothetical scenarios and uses Initial Index Levels of 1,271.51 for the S&P 500® Index, 723.51 for the Russell 2000® Index and 1,774.49 for the MSCI EAFE Index, a Basket Return Cap of 19.0% and a Maximum Return of 19.0%. The scenarios illustrate how, even where there is a positive return on one Basket Index, negative returns on the other Basket Indices may outweigh the positive return and the return on the Securities may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Index	Scenario 1			Scenario 2			Scenario 3		
	S&P 500® Index	Russell 2000® Index	MSCI EAFE Index	S&P 500® Index	Russell 2000® Index	MSCI EAFE Index	S&P 500® Index	Russell 2000® Index	MSCI EAFE Index
Initial Index Level	1,271.51	723.51	1,774.49	1,271.51	723.51	1,774.49	1,271.51	723.51	1,774.49
Final Index Level	1,907.27	904.39	1,614.79	635.76	361.76	2,093.90	1,398.66	578.81	1,668.02
Difference between Initial Index Level and Final Index Level	50.0%	25.0%	-9.0%	-50.0%	-50.0%	18.0%	10.0%	-20.0%	-6.0%
Index Weighting	33.3%	33.3%	33.4%	33.3%	33.3%	33.4%	33.3%	33.3%	33.4%
Contribution to Basket	16.65%	8.33%	-3.00%	-16.65%	-16.65%	6.01%	3.34%	-6.66%	-2.00%
Final Basket Level		121.98			72.71			94.68	
Basket Return		21.98%			-27.29%			-5.32%	
Payment at Maturity		$1,190.00			$877.10			$1,000.00	

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical index returns of 50%, 25% and -9% for the S&P 500® Index, Russell 2000® Index and the MSCI EAFE Index, respectively. The Basket Return is calculated as follows:

Final Basket Level   =   100 x [1 + (S&P 500 Return x S&P 500 Index Weighting) + (Russell 2000 Return x Russell 2000 Index Weighting) + (MSCI EAFE Return x MSCI EAFE Index Weighting)]

  =   100 x [1 + (50% x 33.3%) + (25% x 33.3%) + (-9% x 33.4%)]

  =   121.98.

Because the Final Basket Level of 121.98 is greater than the Initial Basket Level of 100 and the Basket Return is limited to the Basket Return Cap, the investor receives a payment at maturity of $1,190 per $1,000 security face amount, which is subject to the Maximum Return on the Securities as follows:

Payment at Maturity   = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return

  = $1,000 + ($1,000 x 19.00% x 100%)

  = $1,190.00

Scenario 2: Scenario 2 assumes hypothetical index returns of -50%, -50% and 18% for the S&P 500® Index, Russell 2000® Index and the MSCI EAFE Index, respectively. The Basket Return is calculated as follows:

Final Basket Level   =   100 x [1+(S&P 500 Return x S&P 500 Index Weighting) + (Russell 2000 Return x Russell 2000 Index Weighting) + (MSCI EAFE Return x MSCI EAFE Index Weighting)]

  =   100 x [1+(-50% x 33.3%) + (-50% x 33.3%) + (18% x 33.4%)]

  =   72.71.

Because the Final Basket Level of 72.71 is less than the Initial Basket Level of 100, and Final Basket Level has declined from the Initial Basket Level by more than the Buffer Level of 15.00%, the investor will receive a payment at maturity of $877.10 per $1,000 security face amount calculated as follows:

Payment at Maturity   = $1,000 + ($1,000 x (Basket Return + Buffer Level))

  = $1,000 + ($1,000 x (-27.29% + 15%))

  = $877.10.

In this example, even though the MSCI EAFE Return is positive, the negative returns on the other Basket Indices outweigh the positive return on the MSCI EAFE Index and the Basket Return is less than -15%. As a result, the return on the Securities is negative.

Scenario 3: Scenario 3 assumes hypothetical Index Returns of 10%, -20% and -6% for the S&P 500® Index, Russell 2000® Index and the MSCI EAFE Index, respectively. The Basket Return is calculated as follows:

Final Basket Level   =   100 x [1+(S&P 500 Return x S&P 500 Index Weighting) + (Russell 2000 Return x Russell 2000 Index Weighting) + (MSCI EAFE Return x MSCI EAFE Index Weighting)]

  =   100 x [1+(10% x 33.3%) + (-20% x 33.3%) + (-6% x 33.4%)]

  =   94.68.

Because the Final Basket Level of 94.68 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by less than the Buffer Level of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 security face amount.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The Securities provide the opportunity to access capped equity returns, subject to a Basket Return Cap of 19.0%, resulting in a Maximum Return of 19.0% of the $1,000 face amount, or a maximum payment of $1,190 for each $1,000 face amount of BUyS. Because the Securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of your Securities is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 15.00%. If such decline is more than the Buffer Level of 15.00%, for every 1.00% decline beyond 15.00%, you will lose an amount equal to 1.00% of the face amount of your Securities. For example, a Basket Return of -25.00% will result in a 10.00% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF INDICES** – The return on the Securities, which may be positive or negative, is linked to a basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index is designed to track the performance of the small-capitalization segment of the U.S. equity market. The MSCI EAFE® Index comprises the equity securities underlying the Morgan Stanley Capital International Inc. ("MSCI") indices of 21 selected countries in Europe, Asia, Australia and New Zealand. For additional information about each Basket Index, see the information set forth under "Basket Indices" in this pricing supplement.

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Basket Indices or in any of the components underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The Securities do not guarantee any return of your initial investment in excess of $100 per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of a weighted basket of indices and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any negative Basket Return beyond the 15.00% Buffer Level. **Accordingly, you could lose up to $850 for each $1,000 Security face amount that you invest.**

- **THE RETURN ON YOUR SECURITIES IS LIMITED BY THE BASKET RETURN CAP** – As a holder of the Securities, you will not benefit from any appreciation of the Basket beyond the Basket Return Cap of 19.0%. Therefore, a Maximum Return of 19.0% of the $1,000 face amount applies to the Securities. Consequently, if the difference between the Final Basket Level and the Initial Basket Level exceeds the Basket Return Cap, your payment at maturity will be limited to a maximum payment of $1,190 for each $1,000 face amount of BUyS you hold, regardless of the appreciation of each Basket Index, which may be significant.

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** – While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents' commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices increase, the levels of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the MSCI EAFE® Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of Securities.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** — The Securities are subject to currency exchange risk through their exposure to the performance of the MSCI EAFE® Index, which measures the performance of foreign stocks and are denominated in U.S. dollars. For example, if the local currency depreciates relative to the U.S. dollar, the performance of the MSCI EAFE® Index will be adversely affected. Because the MSCI EAFE® Index may face similar currency exposure, volatility in such markets could adversely affect the returns, which could have a significant, adverse effect on the Final Basket Level.

  Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the performance of the MSCI EAFE® Index and the value of your Securities in varying ways.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

- **LACK OF LIQUIDITY** – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BASKET SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDICES TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the levels of the Basket Indices on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of each Basket Index;

    - the time to maturity of the Securities;

    - the market price and dividend rate on the component stocks underlying each Basket Index;

    - interest and yield rates in the market generally and in the markets of the component stocks underlying each Basket Index;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the composition of the Basket Indices and any changes to the component stocks underlying the Basket Indices;

    - supply and demand for the Securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Basket Indices

The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's ("**S&P**"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the market value of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the market value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the market value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500® Index became fully float adjusted. S&P's criteria for selecting stocks for the S&P 500® Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P 500® Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941-43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index.

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P 500® Index, then Index market value *minus* value of the spun-off unit.	Yes
	If the spun-off company is added to the S&P 500® Index, no company is removed from the Index.	No
	If the spun-off company is added to the S&P 500® Index, another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion.	Yes

Stock splits and stock dividends do not affect the index divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500® Component Stock and consequently of altering the aggregate market value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered market value (whether increase or decrease) of the affected S&P 500® Component Stock, a new index divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the Securities. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the Securities into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the Securities to be issued or in the determination or calculation of the amount due at maturity of the Securities. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY

DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

The Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company ("**Frank Russell**"). The Russell 2000® Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. We make no representation or warranty as to the accuracy or completeness of such information.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies (the "**Russell 2000® Component Stocks**") domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on May 31 of a given year and Frank Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indexes at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. The following securities are specifically excluded from the Russell 2000® Index: (i) stocks traded on U.S. exchanges but domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000® Component Stocks. A company's shares are adjusted to include only those shares available to the public. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell 2000® Index by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in Securities and Exchange Commission (the "**Commission**") corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 2000® Index, partnerships, insurance companies not in the Russell 2000® Index, mutual funds, banks not in the Russell 2000® Index or venture capital funds;

- Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange; and

- Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not an Russell 2000® Index adjustment is required.

- "No Replacement" Rule – Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rule for Deletions – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange.

When acquisitions or mergers take place within the Russell 2000® Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (*e.g.*, Russell 3000® or Russell 1000®), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – Effective on January 1, 2002, when deleting stocks from the Russell 2000® Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions: there may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Additions – The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

- Rule for Corporate Action-Driven Changes – Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The Securities are not sponsored, endorsed, sold, or promoted by Frank Russell or any successor thereto or index owner, and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to Deutsche Bank AG and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to Deutsche Bank AG and its affiliates or the Securities. Frank Russell is not responsible for and has not reviewed the Securities nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the Securities.

"Russell 2000® Index" and "Russell 3000® Index" are trademarks of Frank Russell Company and have been licensed for use by Deutsche Bank AG and its affiliates.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI EAFE® Index

The MSCI EAFE® Index is a free float-adjusted market capitalization stock index calculated, published and disseminated daily by MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

We obtained all information contained in this pricing supplement regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE® Index is reported by Bloomberg Financial Markets under ticker symbol "MXEA." The MSCI EAFE® includes components from all countries in Europe, Australia and the Far East that are designated by MSCI as Developed Markets ("**DMs**").

Constructing the MSCI EAFE® Index

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "**GICS**").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets or Emerging Markets ("**EM**"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("**REITs**") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("**ATVR**"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("**FIF**") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the MSCI EAFE® Index's ability to fully and fairly represent the characteristics of the underlying market.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("**IPO**") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("**SAIRs**") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.

- Taking buffer rules into consideration for migration of securities across size and style segments.

- Updating FIFs and Number of Shares ("**NOS**").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("**QIRs**") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

Index Calculation

The MSCI EAFE® Index is calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today's MSCI EAFE® Index level is obtained by applying the change in the market performance to the previous period MSCI EAFE® Index level.

$$PriceIndexLevelUSD_t = PriceIndexLevelUSD_{t-1} \times \frac{IndexAdjustedMarketCapUSD_t}{IndexInitialMarketCapUSD_t}$$

$$PriceIndexLevelLocal_t = PriceIndexLevelLocal_{t-1} \times \frac{IndexAdjustedMarketCapForLocal_t}{IndexInitialMarketCapUSD_t}$$

Where:

- $PriceIndexLevelUSD_{t-1}$ is the Price Index level in USD at time t-1
- $IndexAdjustedMarketCapUSD_t$ is the Adjusted Market Capitalization of the index in USD at time t
- $IndexInitialMarketCapUSD_t$ is the Initial Market Capitalization of the index in USD at time t
- $PriceIndexLevelLocal_{t-1}$ is the Price Index level in local currency at time t-1
- $IndexAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t

Note: *IndexInitialMarketCapUSD* was previously called I*ndexUnadjustedMarketCap*Pr*eviousUSD*

Security Price Index Level

$$SecurityPriceIndexLevel_1 = SecurityPriceIndexLevel_{t-1} \times \frac{SecurityAdjustedMarketCapForLocal_t}{SecurityInitialMarketCapUSD_t}$$

$SecurityAdjustedMarketCapForLocal_t =$

$$\frac{IndexNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$$SecurityInitialMarketCapUSD_t = \frac{IndexNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- $SecurityPriceIndexLevel_{t-1}$ is Security Price Index level at time t-1
- $SecurityAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1
- $SecurityInitialMarketCapUSD_t$ is the Initial Market Capitalization of security s in USD at time t
- $IndexNumberOfShares_{t-1}$ is the number of shares of security s at time t-1.
- $PricePerShare_t$ is the price per share of security s at time t.
- $PricePerShare_{t-1}$ is the price per share of security s at time t-1.

- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.* from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

ICI$_{t-1}$ is the Internal Currency Index of price currency at time t-1.

Index Market Capitalization

$IndexAdjustedMarketCapUSD_t =$

$$\sum_{s \in I,t} \frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_t}$$

$IndexAdjustedMarketForLocal_t =$

$$\sum_{s \in I,t} \left(\frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}} \right)$$

$IndexInitialMarketCapUSD_t =$

$$\sum_{s \in I,t} \frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t}{FXrate_{t-1}}$$

Where:

- *IndexNumberOfShares$_{t-1}$* is the number of shares of security s at time t-1.

- Pr*icePerShare$_t$* is the price per share of security s at time t.

- Pr*icePerShare$_{t-1}$* is the price per share of security s at time t-1.

- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_t$* is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.* from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t-1.

Corporate Events

Mergers and Acquisitions. As a general principle, MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers. In tender offers, the acquired or merging security is generally deleted from MSCI Indices at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security's free float has been substantially reduced, if all required information is not available in advance or if the offer's outcome is uncertain. The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security's market price, the recommendation by the acquired company's board of directors, the major shareholders' stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion in the context of a quarterly index review or annual full country index review. MSCI uses market prices for implementation.

Late Announcements of Completion of Mergers and Acquisitions. When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day's market price of the acquired or merging entities.

Conversions of Share Classes. Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs. On the ex-date of a spin-off, a PAF is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. If appropriate, MSCI may link the price history of the spun-off security to a security of the parent company.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a "detached" security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included until the spun-off security begins trading, and is deleted thereafter. Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

Corporate Actions. Corporate actions such as splits, bonus issues and rights issues, which affect the price of a security, require a price adjustment. In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Share Placements and Offerings. Changes in number of shares and FIF resulting from primary equity offerings representing more than 5% of the security's number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security's number of shares are deferred to the next regularly scheduled Quarterly Index Review following the completion of the event. For public secondary offerings of existing constituents representing more than 5% of the security's number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known. Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next Quarterly Index Review. Secondary offerings involve the distribution of existing shares of current shareholders' in a listed company and are usually pre-announced by a company or by a company's shareholders and open for public subscription during a pre-determined period.

Debt-to-Equity Swaps. In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented as part of the quarterly index review.

Suspensions and Bankruptcies. MSCI will remove from the MSCI Equity Index Series as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future. When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange. For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI EAFE® Index, which is owned and published by MSCI, in connection with certain securities, including the Securities.

THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE SECURITIES OR THE ISSUERS OR OWNERS OF THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE SECURITIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE SECURITIES TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE SECURITIES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE SECURITIES, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES

NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE NOTES WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Historical Information

The following graphs show the historical performance of each of the Basket Indices from September 18, 1998 through August 26, 2008. The closing level of the S&P 500® Index on August 26, 2008 was 1,271.51. The closing level of the Russell 2000® Index on August 26, 2008 was 723.51. The closing level of the MSCI EAFE® Index on August 26, 2008 was 1,774.49. The closing level of the Basket on August 26, 2008 was 100.00.

We obtained the various Basket Index closing levels from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to any Final Basket Level or the Basket Return. We cannot give you assurance that the performance of the Basket Indices will result in the return of your initial investment.**





Historical Performance of the MSCI EAFE® Index



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. The agents may pay referral fees of up to 0.50% or $5.00 per $1,000 Security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.